NSAR Exhibit 77M                    HARBOR FUND


         Van Kampen Harbor Fund (the "Harbor Fund") was the surviving fund in a merger between Harbor Fund and Van Kampen Convertible Securities Fund.


         On August 9, 2000 shareholders of Convertible Securities held a special meeting of shareholders of Van Kampen Convertible Securities Fund was held for the following purpose:

         To approve an Agreement and Plan of Reorganization pursuant to which the Convertible Securities Fund would (i) transfer all of its assets to the Harbor Fund in exchange solely for Class A Shares of the Harbor Fund and the Harbor Fund's assumption of the liabilities of the Convertible Securities Fund,
(ii) distribute such shares of the Harbor Fund to the holders of shares of the Convertible Securities Fund and (iii) be dissolved.

         The majority of votes of the shareholders was affirmative.

         An amended N-8f for Convertible Securities was filed with the SEC on December 4, 2000.